SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Xueda Education Group

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

98418W992

(CUSIP Number)

Robert B. Knauss, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Maurice Hoo, Esq.
Orrick, Herrington & Sutcliffe
43/F, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
+852-2218-9100

March 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98418W992
1.	Names of Reporting Persons. WP X Investments IV Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000* (See Items 4 and 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) CO
* Such amount represents 1,000,000 American Depositary Shares (“ADSs”) of Xueda Education Group (the “Company”). Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,938,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,938,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,938,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) PN
* Such amount represents 969,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) PN
* Such amount represents 31,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) PN
* Such amount represents 1,000,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus X GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) PN
* Such amount represents 1,000,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. WPP GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) OO
* Such amount represents 1,000,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) PN
* Such amount represents 1,000,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) OO
* Such amount represents 1,000,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) PN
* Such amount represents 1,000,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) OO
* Such amount represents 1,000,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) IN
* Such amount represents 1,000,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000* (See Items 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000* (See Items 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000* (See Items 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person (See Instructions) IN
* Such amount represents 1,000,000 ADSs of the Company. Each ADS represents two Ordinary Shares of the Company.

Pursuant to Rule 13d-2 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed on November 12, 2010 (the “Original Schedule 13D”), as previously amended by Amendment No. 1, filed on June 21, 2011 (“Amendment No. 1”), Amendment No. 2, filed on June 27, 2011 (“Amendment No. 2”) and Amendment No. 3, filed on March 26, 2014 (“Amendment No. 3”, and together with the Original Schedule 13D, Amendment No.1, Amendment No. 2, and this Amendment No. 4, the “Schedule 13D”). This Schedule 13D is being filed by (i) WP X Investments IV Ltd., a Cayman Islands company (“WP X LTD”) and a wholly owned subsidiary of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), and Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and together with WP X, the “WP X Funds”), (ii) WP X, (iii) WPP X, (iv) Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of each of the WP X Funds (“WP X LP”), (v) Warburg Pincus X GP L.P., a Delaware limited partnership and the general partner of WP X LP (“WP X GP”), (vi) WPP GP LLC, a Delaware limited liability company and the general partner of WP X GP (“WPP GP”), (vii) Warburg Pincus Partners, L.P., a Delaware limited partnership and the managing member of WPP GP (“WP Partners”), (viii) Warburg Pincus Partners GP LLC, a Delaware limited liability company and the general partner of WP Partners (“WP Partners GP”), (ix) Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners GP (“WP”), (x) Warburg Pincus LLC, a New York limited liability company that manages each of the WP X Funds (“WP LLC”), (xi) Charles R. Kaye and (xii) Joseph P. Landy, each of Messrs. Kaye and Landy a Managing General Partner of WP and a Co-Chief Executive Officer and Managing Member of WP LLC, each of whom may be deemed to control WP X LTD, the WP X Funds, WP X LP, WP X GP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X LTD, WP X, WPP X, WP X LP, WP X GP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC collectively being referred to as the “Warburg Pincus Reporting Persons”). This Amendment No. 4 relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares (each an “ADS”) of Xueda Education Group, an exempted company incorporated in the Cayman Islands (the “Company”). The ADSs of the Company are listed on the New York Stock Exchange under the symbol “XUE”. Each ADS represents two (2) Ordinary Shares. The principal executive offices of the Company are located at A-4 Xibahe Beili, Chaoyang District, Beijing 100028, People’s Republic of China.

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background

Paragraph (a) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        (a)           This Schedule 13D is being filed by (i) WP X LTD, (ii) WP X, (iii) WPP X, (iv) WP X LP, (v) WP X GP, (vi) WPP GP, (vii) WP Partners, (viii) WP Partners GP, (ix) WP, (x) WP LLC, (xi) Charles R. Kaye and (xii) Joseph P. Landy.  The agreement among the Warburg Pincus Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act (the “Joint Filing Agreement”), dated March 17, 2015, is attached hereto as Exhibit I.

Paragraph (c) of Item 2 of the Schedule 13D is hereby amended to include the following:

The principal business of WP X GP is acting as general partner of WP X LP.  The principal business of WPP GP is acting as general partner of WP X GP. The principal business of WP Partners is acting as the managing member of WPP GP. The principal business of WP Partners GP is acting as general partner of WP Partners. The principal business of WP is acting as the managing member of WP Partners GP.

Paragraph (f) of Item 2 of the Schedule 13D is hereby amended to include the following:

Each of WP X GP and WP Partners is a limited partnership organized under the laws of the State of Delaware. Each of WPP GP and WP Partners GP is a limited liability company organized under the laws of the State of Delaware.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Golden SPA

On March 15, 2015, WP X LTD and Golden Section Holding Corporation (the “Buyer”), a British Virgin Islands company 100% beneficially owned by Mr. Xin Jin, the Chief Executive Officer of the Company entered into a Share Purchase Agreement (the “Golden SPA”), pursuant to which the Buyer agreed to purchase from WP X LTD 6,624,000 Ordinary Shares and 1,000,000 ADSs of the Company at a purchase price of $1.175 per Ordinary Share and $2.35 per ADS.  Transfer of the relevant Ordinary Shares has been closed on March 17, 2015 (the “Ordinary Share Closing”), and transfer of the relevant ADSs is expected to be closed prior to the fifth business day after the Ordinary Share Closing (the “ADS Closing”).

A copy of the Golden SPA is attached hereto as Exhibit J. The description of the above mentioned document contained herein is qualified in its entirety by reference to Exhibit J, which is incorporated herein by reference.

Upon the Ordinary Share Closing, WP X LTD shall hold 1,000,000 ADSs, representing 2,000,000 Ordinary Shares of the Company and approximately 1.6% of the Company’s total outstanding Ordinary Shares as of March 28, 2014, as reported in the Company’s Form 20-F filed with the United States Securities and Exchange Commission on March 31, 2014.  Upon the ADS Closing, WP X LTD shall hold no more Ordinary Shares or ADSs of the Company.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)  The percentages used herein are calculated based upon the 122,860,624 Ordinary Shares that were outstanding as of March 28, 2014, as reported in the Company’s Form 20-F filed with the United States Securities and Exchange Commission on March 31, 2014.

Upon the Ordinary Share Closing, WP X LTD shall be the direct owner of 1,000,000 ADSs, representing 2,000,000 Ordinary Shares and approximately 1.6% of the outstanding Ordinary Shares. WP X shall be the indirect owner of 969,000 ADSs, representing 1,938,000 Ordinary Shares and approximately 1.6% of the outstanding Ordinary Shares. WPP X shall be the indirect owner of 31,000 ADSs, representing 62,000 Ordinary Shares and less than 1% of the outstanding Ordinary Shares of the Company. Accordingly, following the Ordinary Share Closing, the WP X Funds may be deemed to beneficially own an aggregate of 1,000,000 ADSs, representing 2,000,000 Ordinary Shares and approximately 1.6% of the outstanding Ordinary Shares of the Company.  Therefore, on the date of the Ordinary Share Closing, the obligation of each of the Warburg Pincus Reporting Persons to file further amendments to this Schedule 13D has terminated.

Due to their respective relationships, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 1,000,000 ADSs, representing 2,000,000 Ordinary Shares of the Company. Each of the WP X Funds, WP X LP, WP X GP, WPP GP, WP Partners, WP Partners GP, WP, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares of which WP X LTD has beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any Ordinary Shares of the Company other than the Ordinary Shares of the Company owned of record by such Warburg Pincus Reporting Person.

Upon the Ordinary Share Closing, each of WP X LP, WP X GP, WPP GP, WP Partners, WP Partners GP, WP, WP LLC, Mr. Kaye and Mr. Landy shall be deemed to share with WP X LTD and the WP X Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 ADSs, representing 2,000,000 Ordinary Shares of the Company.

Upon the ADS Closing, WP X LTD shall hold no more Ordinary Shares or ADSs of the Company, and each of the other Warburg Pincus Reporting Persons shall no longer beneficially own any Ordinary Shares or ADSs of the Company or have any voting power or dispositive power over any Ordinary Shares or ADSs of the Company.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Persons or any of their affiliates constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(c)    Except for the transactions described in Item 4 above, during the last sixty (60) days there were no other transactions in the Ordinary Shares effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or managing directors as set forth on Schedule I to the Original Schedule 13D.

(d)    Not applicable.

(e)        March 17, 2015

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit I and incorporated herein by reference, with respect to the joint filing of this Schedule 13D.

The Golden SPA is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Golden SPA in this Schedule 13D is qualified in its entirety by reference to the Golden SPA, a copy of which is attached hereto as Exhibit J.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit I – Joint Filing Agreement, dated March 17, 2015, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit J – Golden SPA, dated March 15, 2015, between Golden Section Holding Corporation and WP X Investments IV Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 17, 2015	WP X INVESTMENTS IV LTD.

By: /s/ Tara O'Neill
Name: Tara O’Neill
Title: Director

Dated: March 17 , 2015	WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its General Partner
By: Warburg Pincus X GP L.P., its General Partner
By: WPP GP LLC, its General Partner
By: Warburg Pincus Partners, L.P., its Managing Member
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 17, 2015	WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its General Partner
By: Warburg Pincus X GP L.P., its General Partner
By: WPP GP LLC, its General Partner
By: Warburg Pincus Partners, L.P., its Managing Member
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 17, 2015	WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its General Partner
By: WPP GP LLC, its General Partner
By: Warburg Pincus Partners, L.P., its Managing Member
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 17, 2015	WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its General Partner By: Warburg Pincus Partners, L.P., its Managing Member By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 17 , 2015	WPP GP LLC

By: Warburg Pincus Partners, L.P., its Managing Member By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 17, 2015	WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its General Partner By: Warburg Pincus & Co., its Managing Member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 17 , 2015	WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its Managing Member

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 17, 2015	WARBURG PINCUS & CO.

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Dated: March 17, 2015	WARBURG PINCUS LLC

By: /s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

Dated: March 17, 2015	CHARLES R. KAYE

By: /s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-fact*

Dated: March 17, 2015	JOSEPH P. LANDY

By: /s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-fact*

The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. (now known as Laredo Petroleum, Inc.) and is hereby incorporated by reference.